August 10, 2023

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	America’s Car-Mart, Inc.
Registration Statement on Form S-3
Filed June 29, 2023
File No. 333-273034

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, America’s Car-Mart, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 3 p.m. Eastern Time, on August 14, 2023, or as soon thereafter as is practicable.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to the Company’s outside counsel, Mr. Courtney Crouch of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., at (501) 688-8822.

Sincerely,

America’s Car-Mart, Inc.

/s/ Vickie D. Judy

Vickie D. Judy

Chief Financial Officer

cc:           Courtney C. Crouch, III

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.